NeoMagic Corporation

3250 Jay Street

Santa Clara, CA 95054

October 30, 2006

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Timothy Buchmiller

Re:	NeoMagic Corporation

Registration Statement on Form S-3 (File No. 333-133088)

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, NeoMagic Corporation, a Delaware corporation (the “Issuer”), hereby requests that the effectiveness of the above-captioned registration statement be accelerated so that it becomes effective at 4:30 p.m., Eastern Time, on Tuesday, October 31, 2006, or as soon thereafter as practicable.

The Issuer hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Issuer further confirms that all outstanding issues on the previously pending confidential treatment request filed by the Issuer have been resolved.

Please provide a copy of the Commission’s order declaring the registration statement effective to Scott Sullinger, Chief Financial Officer, NeoMagic Corporation via facsimile at (408) 988-7020 and via mail at 3250 Jay Street, Santa Clara, CA 95054.

Sincerely,

NEOMAGIC CORPORATION

By:	/s/ Scott Sullinger
Name:	Scott Sullinger
Title:	Chief Financial Officer